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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51823

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VORPAHL-WING SECURITIES

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

505 W. RIVERSIDE, SUITE 205
(No. and Street)

SPOKANE (City) WA (State) 99201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

NATALIE MYERS (509) 747-2158
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SCHOEDEL & SCHOEDEL, CPAs
(Name – *if individual, state last, first, middle name*)

422 W. RIVERSIDE, SUITE 1420 (Address) SPOKANE (City) WA (State) 99201 (Zip Code)

FEB 11 2004

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 20 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, TIM VORPAHL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VORPAHL-WING SECURITIES, as of DECEMBER 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VORPAHL WING SECURITIES, INC.
(A Washington Corporation)
Spokane, Washington

FINANCIAL STATEMENTS
WITH AUDITOR'S REPORT
December 31, 2003

SCHOEDEL & SCHOEDEL
CERTIFIED PUBLIC ACCOUNTANTS

J. DAN SCHOEDEL, C.P.A.
PATRICK A. TERHAAR, C.P.A.
JAMES R. HARLESS, C.P.A.

U.S. BANK BUILDING
422 W. RIVERSIDE, STE. 1420
SPOKANE, WA 99201
PH. 509 • 747•2158 FAX 509 • 458•2723
www.schoedel.com

Tim Vorpahl, President
Vorpahl Wing Securities, Inc.
505 W. Riverside Ave., Suite 205
Spokane, Washington 99201

We have audited the accompanying balance sheet of Vorpahl Wing Securities, Inc. (a Washington Corporation) as of December 31, 2003, and the related statements of income and changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vorpahl Wing Securities, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supporting data contained in Schedules I through IV is presented for the purpose of additional analysis and is not a required part of the basic financial statements of the organization. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Schoedel & Schoedel

January 27, 2004

VORPAHL WING SECURITIES, INC.
Spokane, Washington

BALANCE SHEET
December 31, 2003

ASSETS

CURRENT ASSETS:		
Cash	$	17,044
Accounts receivable - commissions		7,539
Advances to corporate officer		30,236
Central Registration Depository		55
Security deposit		115
Wedbush-Morgan deposit account		25,130
Total current assets		80,119
PROPERTY, PLANT AND EQUIPMENT:		
Net of accumulated depreciation		160
INTANGIBLE ASSETS:		
Net of accumulated amortization		201
	$	80,480

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:		
Credit card payable	$	1,541
Accounts payable		2,543
Accrued payroll taxes		3,667
Business and occupation tax		1,308
Note payable - current portion		883
Simple 401K IRA payable		1,000
Total current liabilities		10,942
STOCKHOLDER'S EQUITY:		
Authorized capital consisting of 10,000 shares of $1 par value, issued and outstanding 1,000 shares		1,000
Retained earnings - C corporation		58,395
Retained earnings - S corporation		10,143
Total stockholder's equity		69,538
	$	80,480

VORPAHL WING SECURITIES, INC.
Spokane, Washington

STATEMENT OF INCOME
For the year ended December 31, 2003

REVENUES:	
Commissions	$ 189,025
Interest earned	696
Interest participation	1,086
Total revenues	190,807
EXPENSES:	
Advertising	356
Bank/investment charges	720
Broker Commissions	46
Business gifts	28
Charitable donations	185
CRD expenses	(5)
Depreciation and amortization	1,974
Dues and subscriptions	3,427
Gross wages	18,277
Insurance	885
Interest	1,395
Legal and accounting	8,150
Marketing	1,418
Meals and entertainment	4,223
Medical reimbursement	7,390
Office expense	5,367
Officer compensation	30,000
Other expenses	1,076
Payroll taxes	3,102
Postage	2,020
Rent	13,200
Repairs and maintenance	150
Taxes and licenses	3,616
Telephone	5,228
Travel	2,628
Total expenses	114,856
NET INCOME	$ 75,951

VORPAHL WING SECURITIES, INC.
Spokane, Washington

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the year ended December 31, 2003

	Capital Stock		Retained Earnings		Total Stockholder's Equity
	Common		Corporations		
	Shares	Amount	C	S	
Balances at January 1, 2003	1,000	$ 1,000	$ 58,395	$ 2,419	$ 61,814
Net income	-	-	-	75,951	75,951
Distributions	-	-	-	(68,227)	(68,227)
Dividends	-	-	-	-	-
Issuance of common shares	-	-	-	-	-
Balance at December 31, 2003	1,000	$ 1,000	$ 58,395	$ 10,143	$ 69,538

VORPAHL WING SECURITIES, INC.
Spokane, Washington

STATEMENT OF CASH FLOWS
For the year ended December 31, 2003

CASH FLOWS FROM OPERATIONS:	
Net income	$ 75,951
Adjustments needed to reconcile net income to net cash flows from operating activities:	
Amortization	600
Depreciation	1,374
Net (increase) decrease in receivables - commissions	5,855
Net increase (decrease) in payables	531
Net increase (decrease) in accrued payroll taxes	1,159
Net increase (decrease) in business and occupation tax	775
Net increase (decrease) in simple 401K IRA payable	1,000
Net increase (decrease) in bank drafts in excess of balance	(434)
Net cash flows from (used by) operating activities	86,811
CASH FLOWS FROM (USED BY) INVESTING ACTIVITIES:	
Net (increase) decrease in advance to officers	(704)
Net (increase) decrease in deposit accounts	(11)
Net cash flows from (used by) investing activities	(715)
CASH FLOWS FROM (USED BY) FINANCING ACTIVITIES:	
Principal payments on long term debt	(825)
Distributions to shareholder	(68,227)
	(69,052)
NET INCREASE (DECREASE) IN CASH	17,044
CASH BALANCE - Beginning of year	-
CASH BALANCE - End of year	$ 17,044
SUPPLEMENTAL DATA:	
Interest paid in cash	$ 1,395

VORPAHL WING SECURITIES, INC.
Spokane, Washington

NOTES TO FINANCIAL STATEMENTS
December 31, 2003

NOTE 1 - ORGANIZATION AND NATURE OF OPERATIONS:

Organization and Nature of Operations - The Company was incorporated April 19, 1996. The Company is an Introducing Broker in securities, which is a non-clearing broker dealer (fully disclosed.) The Company accepts customer orders, but elects to clear the orders through another broker for cost efficiency. The Company is licensed by the National Association of Securities Dealers and must maintain a minimum net capital of $5,000.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Accounting Method - The Company prepares its financial statements on the accrual basis with a fiscal year-end of December 31.

Federal Income Taxes - Effective January 1, 2001, Vorphal Wing Securities elected to be taxed as an "S" Corporation. Therefore, no provision for income tax will be made subsequent to that date. Any tax obligation will be paid by the owner on his individual return.

Property and Equipment - Property and equipment is stated at cost, and is depreciated by straight-line and accelerated methods over the estimated useful lives of the various assets.

Intangible Assets - Intangible assets are stated at cost, and are amortized by the straight-line method. Startup costs and an NASD fee are amortized over 60 months. Loan fees are amortized over the life of the loan.

Cash - For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity date of three months or less to be cash equivalents.

Accounting Estimates - Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Advertising - Advertising costs are expensed as incurred.

Compensated Absences - Employees of the Company are entitled to paid vacation and paid sick days, based on various factors. It is impracticable to estimate the amount of compensation for future absences and, accordingly, no liability has been recorded in the accompanying financial statements. The Company's policy is to recognize the costs of compensated absences when actually paid.

VORPAHL WING SECURITIES, INC.
Spokane, Washington

NOTES TO FINANCIAL STATEMENTS
December 31, 2003

NOTE 3 - PROPERTY, PLANT AND EQUIPMENT:

Property, plant and equipment, the related accumulated depreciation and the depreciation lives and methods at December 31, 2003 is summarized as follows:

Description	Life	Method	
Office Equipment/Furniture	5-7 years	SL/Accelerated	$ 19,932
Less: Accumulated depreciation			19,772
Balance			$ 160

Depreciation expense was $1,374 for the year ended December 31, 2003.

NOTE 4 - LEASES:

The Companies office is located in the Fernwell building in the downtown Spokane area. The Company pays $1,100 per month on a month to month basis. There are no sublease arrangements with other tenants, but office space is available for such an arrangement in the future.

NOTE 5 - CURRENT NOTE PAYABLE:

During 2001, the Company entered into a 36 month lease-to-own contract for an office copier. The contract is for $2,162, with monthly payments of $115. The agreement also includes full service coverage, machine supplies and 1000 copies monthly.

The aggregate annual amount of required payment on the current note payable for next year is $883.

NOTE 6 - PLEDGED ASSETS:

All accounts receivable, equipment and furnishings have been pledged as collateral for a loan incurred by the corporation's sole shareholder.

NOTE 7 - NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the exchange which also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2003, the Company had net capital of $38,641, which was $33,641 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 1 to 3.58, resulting in a percentage of aggregate indebtedness to net capital of 28%.

NOTE 8 - SAVING INCENTIVE MATCH PLAN FOR EMPLOYEES (SIMPLE) 401 (K) PENSION PLAN:

In 2000, the Company started a SIMPLE-IRA for all qualified employees. Contributions are made at the discretion of management. Company contributions for 2003 amounted to $1,200.

VORPAHL WING SECURITIES, INC.
Spokane, Washington

Schedule I
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2003

Net Capital		
Total stockholder's equity		$ 69,538
Deductions and/or charges:		
Non allowable assets:		
Receivables from non-customers	$ 30,236	
Excess clearing deposit	130	
Furniture, equipment, net	160	
Intangible assets, net	201	
CRD balance	55	
Security deposit	115	
Total assets		30,897
Net Capital		$ 38,641
Aggregate indebtedness		
Items included in balance sheet:		
Credit card payable	1,541	
Accounts payable	2,543	
Accrued payroll taxes	3,667	
Accrued business and occupation tax	1,308	
Simple 401K IRA payable	1,000	
Note payable - secured	883	
Total aggregate indebtedness		$ 10,942
Computation of basic net capital requirement		
Minimum net capital required:		$ 5,000
Excess net capital		$ 33,641
Excess net capital at 1,500 percent		$ 37,912
Excess net capital at 1,000 percent		$ 37,547
Ratio: Aggregate indebtedness to net capital		1 to 3.53
Percentage: Aggregate indebtedness to net capital		28.32%
Reconciliation with company's computation (included in Part II of Form X-17 A-5 as of December 31, 2003)		
Net capital, as reported in Company's Part II (unaudited) Focus Report		$ 39,321
Audit adjustments		(680)
Net capital per above		$ 38,641

VORPAHL WING SECURITIES, INC.
Spokane, Washington

Schedule II
As of December 31, 2003

Vorpahl Wing Securities, Inc. is an introducing Broker only, and claims exemption from Rule 15c3-3 under Section (k)(2)(B): All customer transactions are cleared through another broker on a fully disclosed basis. This computation is not applicable.

Schedule III

Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2003

Vorpahl Wing Securities, Inc. is an introducing Broker only, and claims exemption from Rule 15c3-3 under Section (k)(2)(B): All customer transactions are cleared through another broker on a fully disclosed basis. This computation is not applicable.

Schedule IV

Schedule of Segregation Requirements and Funds in Segregation
for Customers' Regulated Commodity Futures and Options Accounts
As of December 31, 2003

Vorpahl Wing Securities, Inc. is an introducing Broker only, and claims exemption from Rule 15c3-3 under Section (k)(2)(B): All customer transactions are cleared through another broker on a fully disclosed basis. This computation is not applicable.

VORPAHL WING SECURITIES

INDEPENDENT AUDITOR'S REPORT ON THE INTERNAL CONTROL STRUCTURE

Mr. Timothy Vorpahl
Vorpahl Wing Securities

In planning and performing our audit of the financial statements of Vorpahl Wing Securities, Inc. (the Company), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 17c3-3. Because the company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

INDEPENDENT AUDITOR'S REPORT ON THE INTERNAL CONTROL STRUCTURE
(Continued)

Mr. Timothy Vorpahl
Vorpahl Wing Securities

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and the use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Schoedel & Schoedel

SCHOEDEL & SCHOEDEL
Certified Public Accountants

January 27, 2004